February 24, 2021

Via Edgar Correspondence

Daniel Morris, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: RDE, Inc.

Request for Acceleration of Amendment No. 1 to Qualification of Form 1-A

Filed on Form 1-A

File No. 024-11310

Dear Mr. Morris:

RDE, Inc respectfully requests acceleration of the qualification date of the above-captioned Amendment No. 1 to Form 1-A to 5:00 p.m. EST on Friday, February 26, 2021, or as soon as practicable thereafter.

Please be advised that there have been no material changes to the Form 1-A from the version contained in the most recent pre-qualified Amendment No. 1 to RDE’s Form 1-A as filed with the Commission on February 17, 2021.

Very truly yours,

/s/ Ketan Thakker
Ketan Thakker, President and CEO

cc: Ernest M. Stern, Esq.